Offer by

Each of

Clough Global Dividend and Income Fund,
Clough Global Equity Fund and
Clough Global Opportunities Fund
(each, a “Fund”)
to Purchase for Cash
Up To
32.5% of the Clough Global Dividend and Income Fund’s,
37.5% of the Clough Global Equity Fund’s and
37.5% of the Clough Global Opportunities Fund’s
Outstanding Common Shares, respectively, dated October 13, 2017
(“Offer to Purchase”)
________________

October 13, 2017

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Clough Global Dividend and Income Fund (NYSE American: GLV), Clough Global Equity Fund (NYSE American: GLQ) and Clough Global Opportunities Fund (NYSE American: GLO), each a Delaware statutory trust (each a “Fund” and collectively, the “Funds”), each offers to purchase for cash a portion of its outstanding common shares of beneficial interest, no par value per share (the “Common Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together, or separately with respect to each Fund’s offer to purchase its Common Shares, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”). As previously announced, GLV is offering to purchase up to 32.5% of its outstanding Common Shares and each of GLQ and GLO is offering to purchase up to 37.5% of its outstanding Common Shares (which together, or separately with respect to each Fund’s offer to purchase its Common Shares, the “Offer Amount”). The price to be paid for the Common Shares of a Fund is an amount per share, net to the seller in cash, equal to 98.5% of the net asset value per share (“NAV”) of the Fund in U.S. dollars as determined by the Fund as of the close of regular trading on the New York Stock Exchange (“NYSE”) the next day the NAV is calculated after the expiration date of the Offer or, if the Offer is extended by a Fund in its sole discretion, on the next day the NAV is calculated after the day to which the Offer is extended. The Offer will expire at 5:00 p.m., New York City time, on November 10, 2017, unless extended by a Fund in its sole discretion (the “Expiration Date”).

We are asking you to contact your clients for whom you hold Common Shares registered in your name (or in the name of your nominee) or who hold Common Shares registered in their own names. Please bring the Offer to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use and for the information of your clients, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, which provides information relating to backup federal income tax withholding; and

3. Notice of Guaranteed Delivery to be used to accept the Offer if the Common Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date; and

4. A form of letter which may be sent to your clients for whose accounts you hold Common Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 10, 2017, UNLESS THE OFFER IS EXTENDED BY A FUND IN ITS SOLE DISCRETION.

The Offer is not being made to, nor will the Funds accept tenders from, holders of Common Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

The Funds will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee or any other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Common Shares pursuant to the Offer. The Funds will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients. The Funds will pay all stock transfer taxes applicable to its purchase of Common Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase. However, backup withholding may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 4, “Procedure for Tendering Common Shares,” of the Offer to Purchase.

In order to accept the Offer, an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Common Shares, or a duly executed and properly completed Letter of Transmittal and any required signature guarantees, and any other required documents, should be sent to the Depositary such that they are received by the Depositary by 5:00 p.m., New York City time, on the Expiration Date.

As described in the Offer, if more Common Shares than the Offer Amount of a Fund are properly tendered, and not properly withdrawn, prior to the Expiration Date, the Fund will purchase the Offer Amount on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Common Shares). Odd lots will be subject to the same proration as tenders of 100 Common Shares or more. Your clients should carefully consider the economics involved when tendering Common Shares in the event that more Common Shares than the Offer Amount are tendered and not withdrawn, and a Fund purchases the tendered Common Shares on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Common Shares).

Neither a Fund nor its Board of Trustees, nor its investment adviser or information agent, makes any recommendation to any holder of Common Shares as to whether to tender or refrain from tendering Common Shares in the Offer.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Clough Global Dividend and Income Fund
Clough Global Equity Fund
Clough Global Opportunities Fund

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE OR MAKE YOU THE AGENT OF THE FUNDS, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.

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